SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-C

                 Report by Issuer of Securities Quoted on NASDAQ
                          Interdealer Quotation System

                  Filed pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                       Pilgrim America Capital Corporation
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                 (Exact name of issuer as specified in charter)

                Two Renaissance Square, 40 North Central Avenue,
                       Suite 1200, Phoenix, Arizona 85004
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                    (Address of principal executive offices)

          Issuer's telephone number, including area code (602) 417-8100
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                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING
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Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.    Title of security:       N/A
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2.    Number of shares outstanding before the change:     N/A
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3.    Number of shares outstanding after the change:      N/A
                                                    ----------------------------
4.    Effective date of change:     N/A
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5.    Method of change:      N/A
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              Specify   method   (such   as   merger,   acquisition,   exchange,
              distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

Give brief description of transaction:    N/A
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                          II. CHANGE IN NAME OF ISSUER
                              ------------------------

1.    Name prior to change:    Express America Holdings Corporation
                           -----------------------------------------------------
2.    Name after change:    Pilgrim America Capital Corporation
                        --------------------------------------------------------
3.    Effective date of charter amendment changing name:    April 25, 1997
                                                        ------------------------
4.    Date of shareholder approval of change, if required:    Not required
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                                        PILGRIM AMERICA HOLDINGS CORPORATION


DATE:  April 28, 1997                   By: /s/ James R. Reis
                                           -------------------------------------
                                                James R. Reis
                                        Its:    Vice Chairman, Chief Financial
                                                Officer